[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2011
WASH. D.C.
193

SECURITIES A
W

11021934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8-66977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Brokers, LLC (A Limited Liability Company)

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner, CPA — 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Thomas DiGaetano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Brokers, LLC (A Limited Liability Company), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RICARDO A. MERCEDES
Notary Public, State of New York
Qualified in New York County
No. 01ME6223695
My Commission Expires 06-14-2014

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Independent Brokers, LLC (A Limited Liability Company) as of December 31, 2010, and the related statements of income, member's equity, cash flows, and the statement of 15c3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Brokers, LLC (A Limited Liability Company) at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Jericho, NY
February 16, 2011

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets:	
Cash	$ 945,604
Commissions receivable	3,219,441
Due from clearing broker	19,242
Deposit with clearing firm	50,000
Prepaid expenses	19,491
Total current assets	4,253,778
Property and equipment	212,108
Less: accumulated depreciation	(114,989)
	97,119
Security deposits	10,233
Total assets	$4,361,130

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and taxes	$ 156,712
Commissions payable	3,019,014
Total current liabilities	3,175,726
Member's equity	1,185,404
Total liabilities and member's equity	$4,361,130

See accountants' report and notes to financial statements.

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Income:	
Commissions	$12,987,456
Interest income	753
Other income	3,500
Dividend income	5
	12,991,714
Expenses:	
Payroll and related expenses	8,429,590
Clearance charges	114,165
Commission expense	834,259
Travel, meals and entertainment	382,770
Repairs	10,912
Employee benefits	210,700
Telephone and communications	104,812
Professional fees	44,849
Consulting fees	37,404
Computer expense	236,621
Office expense	33,579
Insurance	30,315
Dues and fees	83,979
Rent	91,900
Depreciation	10,428
Utilities	11,983
Donations	3,605
Promotion	7,926
Bank charges	6,935
New York City unincorporated business tax	94,315
	10,781,047
Net income	$ 2,210,667

See accountants' report and notes to financial statements.

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	$ 1,074,737
Less: distributions to member	(2,100,000)
Add: net income	2,210,667
Balance, December 31, 2010	$1,185,404

See accountants' report and notes to financial statements.

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net income		$2,210,667
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 10,428	
Decrease in commissions receivable	66,544	
Increase in due from clearing broker	(11,741)	
Decrease in prepaid expenses	1,879	
Increase in accrued expenses and taxes	71,128	
Decrease in commissions payable	(176,919)	
Total adjustments		(38,681)
Net cash provided by operating activities		2,171,986
Cash flows from investing activities:		
Increase in security deposits	(10)	
Purchase of property and equipment	(4,970)	
Net cash (used) by investing activities		(4,980)
Cash flows from financing activities:		
Distributions to member	(2,100,000)	
Net cash (used) by financing activities		(2,100,000)
Net increase in cash and cash equivalents		67,006
Cash and cash equivalents, beginning		878,598
Cash and cash equivalents, ending		$ 945,604
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
New York City unincorporated business tax		$ 47,000
Interest paid during year		$ --

See accountants' report and notes to financial statements.

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Statement of Significant Accounting Policies:

Organization:

Independent Brokers, LLC (A Limited Liability Company) was organized on September 20, 2004 under the laws of the State of New York and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Association of Securities Dealers, in November 2005.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2010, the Capital One bank statement indicated a balance of $976,718. Of this amount $739,552 is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2010 was $10,428.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

1. Statement of Significant Accounting Policies:

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization. However, the company is liable for New York City unincorporated business tax, which has been accrued for in the financial statements.

Leases:

The company entered into a lease agreement with 55 Broad Street L.P. for the rental of property located at 55 Broad Street, New York, NY. This agreement commenced on October 7, 2004 and ended on December 31, 2010. The lease was extended for a period of five years and three months, commencing on January 1, 2011 and ending on March 31, 2016.

The minimum lease payments for the lease term are:

Year Ended December 31,	
2011	$ 71,867
2012	73,304
2013	76,407
2014	81,178
2015	82,703
2016	20,999
	$406,458

The company executed a month to month lease with Thomas DiGaetano, a related party, for a rental of $1,512 per month.

2. Net Capital Requirements:

Independent Brokers, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, Independent Brokers, LLC (A Limited Liability Company) had net capital of $378,640 after adjustments for non-allowable assets, which was $166,924 in excess of its required net capital. Independent Brokers, LLC (A Limited Liability Company)'s net capital ratio was 8.837 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Clearing Deposit:

The company is required to maintain a security deposit of $50,000 with National Financial Services, LLC. At December 31, 2010, the balance in this account was $50,000.

5. Profit Sharing Plan:

The company has a profit sharing plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2010, the company made no contributions to the plan.

6. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.